

Mail Stop 4628

June 16, 2017

Charles C. Ward
Chief Financial Officer
Sanchez Midstream Partners GP LLC
1000 Main Street, Suite 3000
Houston, TX 77002

> **Re:     Sanchez Midstream Partners LP**
> **Registration Statement on Form S-3**
> **Filed June 7, 2017**
> **File No. 333-218570**

Dear Mr. Ward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources